EXHIBIT 21


                         LIST OF SUBSIDIARIES




    The Partnership is a partner of Carlyle/National City Associates, a general partnership which held title to the National City Center Office Building in Cleveland, Ohio (prior to its sale in December 1997). Another partnership sponsored by the Corporate General Partner is a partner in the joint venture.